Exhibit 4.2
DESCRIPTION OF THE COMPANY’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

    The following description of the material terms of the common stock of MidWestOne Financial Group, Inc. (the “Company,” which is also referred to herein as “we,” “our” or “us”) is only a summary. This summary does not purport to be a complete description of the terms and conditions of the Company’s common stock in all respects and is subject to and qualified in its entirety by reference to the Company’s Amended and Restated Articles of Incorporation, as amended by the first, second and third amendments thereto (“Articles of Incorporation”) and the Company’s Third Amended and Restated Bylaws, as Amended (“Bylaws”), each of which are filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part, as well as the Iowa Business Corporation Act, as amended (the “IBCA”), and any other documents referenced in the summary and from which the summary is derived.
Description of Capital Stock
General
Our Articles of Incorporation provide that we are authorized to issue, without shareholder action, a total of 30,000,000 shares of common stock, par value $1.00 per share, and 500,000 shares of preferred stock, no par value per share. The preferred stock may be issued in one or more series and with such terms and conditions, at such times and for such consideration as our board of directors may determine.
Common Stock
General. Under our Articles of Incorporation, we have the authority to issue 30,000,000 shares of our common stock, par value $1.00 per share. Our common stock is listed for trading on the Nasdaq Global Select Market under the symbol “MOFG.”
Each share of our common stock has the same relative rights and is identical in all respects to every other share of our common stock. Our shares of common stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any of our securities.
Voting Rights. Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of shareholders. There is no cumulative voting in the election of directors. The board of directors is classified into three classes, with approximately one-third of the directors up for election each year.
Liquidation Rights. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive, pro rata, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.
Dividends Payable on Shares of Common Stock. In general, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as our board of directors may from time to time determine. The ability of our board of directors to declare and pay dividends on our common stock may be affected by both general corporate law considerations and policies of the Board of Governors of the Federal Reserve applicable to bank holding companies.
Anti-Takeover Provisions.
General. Our Articles of Incorporation and Bylaws may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a shareholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by shareholders. These provisions are summarized in the following paragraphs.

Exhibit 4.2
Authorized Shares of Capital Stock. Authorized but unissued shares of our common stock and preferred stock under our Articles of Incorporation could (within the limits imposed by applicable law and Nasdaq Marketplace Rules) be issued in one or more transactions that could make a change of control of us more difficult, and therefore more unlikely. The additional authorized shares could be used to discourage persons from attempting to gain control of us by diluting the voting power of shares then outstanding or increasing the voting power of persons who would support the board of directors in a potential takeover situation, including by preventing or delaying a proposed business combination that is opposed by the board of directors although perceived to be desirable by some shareholders.
Limitations on Right to Call Special Meetings; Shareholder Proposal Notice Requirements. Under our Bylaws, a special meeting of our shareholders may be called only by: (i) the Chairman of our board of directors, our Chief Executive Officer or our President; or (ii) in accordance with Section 490.702 of the IBCA which requires written demand by shareholders owning at least 10% of the total voting power of the outstanding stock entitled to vote on the issue proposed to be considered at the special meeting. Additionally, our Bylaws require that shareholder proposals meet certain advanced notice and minimum informational requirements. These provisions could have the effect of delaying until the next annual shareholders’ meeting shareholder actions which are favored by the holders of a majority of our outstanding voting securities.
State Anti-Takeover Laws. The IBCA contains an anti-takeover provision referred to as the “business combinations with interested shareholders” provision. This provision prevents a corporation from engaging in any business combination with an “interested shareholder” (as defined in the IBCA) for a period of three years following the time that the shareholder became an interested shareholder, unless one of the following conditions applies: (i) prior to the time that the shareholder became an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) at or subsequent to the time the shareholder became an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder.
The Bank Holding Company Act of 1956. The ability of a third party to acquire our stock is also limited under applicable U.S. banking laws, including regulatory approval requirements. The Bank Holding Company Act of 1956, as amended, requires any “bank holding company” to obtain the approval of the Federal Reserve before acquiring, directly or indirectly, more than 5% of our outstanding common stock. Federal law also prohibits any person or company from acquiring “control” of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal bank regulator. “Control” is conclusively presumed to exist upon the acquisition of 25% or more of the outstanding voting securities of a bank or bank holding company, but may arise under certain circumstances between 10% and 24.99% ownership.